UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Completes Acquisition of Plate Manufacturing Facility, Confirms Guidance for the 2004 Fiscal First Quarter

Vancouver, BC, Canada (December 8, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE) has completed the acquisition of a printing plate production facility from First Graphics (Pty) Limited for a final purchase price of US$11.34 million in cash. The acquisition was first announced on September 15, 2003 along with the launch of the company's own thermal printing plate and the expansion of its digital media strategy.

"Our first priority in fiscal 2004 is to aggressively pursue our digital media strategy," stated Amos Michelson, Creo chief executive officer. "This acquisition provides us with secure, wholly-owned manufacturing capacity to supplement our out-sourced manufacturing and serve our customers worldwide. The facility has a modern plate manufacturing line installed in 2001, which is already producing the Creo PTP plate. We believe this manufacturing capacity will be a key part of our growth in 2004 and beyond."

Mr. Michelson continued, "Through the expansion of our digital media strategy, we have opened an important opportunity for profitable growth. We expect the proportion of transactions in which Creo provides a complete solution, including our computer-to-plate (CTP) systems and our competitively-priced plates, to increase over time. This capability is particularly important to our continued penetration of the growing market of mid-sized and smaller commercial printers."

As part of the acquisition, Creo will receive over 10 acres of land and approximately 151,000 sq. ft (14,000 m2) in manufacturing and storage facilities located in Pietermaritzburg, South Africa. The manufacturing facility employs approximately 150 people.

"We expect this acquisition to be accretive to our earnings by the 2004 fiscal second quarter," stated Mark Dance, chief financial officer and chief operating officer of Creo. "Our guidance for the 2004 fiscal first quarter remains the same with revenue between $148 million and $153 million and GAAP earnings per diluted share between 19 and 25 cents. As we said in our recent quarterly conference call, we continue to control our cost structure. As part of those efforts, we have delayed some expected project ramp-ups and marketing expenses and have deferred our annual employee compensation review by up to six months. These actions have been undertaken in order to maximize operating leverage as our digital media sales grow through the next several quarters."

First Graphics will continue to act as the exclusive distributor for Creo products in South Africa.

About First Graphics

Based in South Africa, First Graphics is a supplier of equipment, technology and consumables to the printing industry with a history that can be traced back five decades. First Graphics has wide experience in the printing and publishing market and many years of providing imaging solutions to the communications industry. Its national presence in South Africa ensures top-class service in all the major commercial areas. The company has branches in Johannesburg, Cape Town, Durban and Port Elizabeth, as well as an export branch that deals with countries throughout Africa. First Graphics will continue to act as the exclusive distributor for Creo products in South Africa.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt completely digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, and color servers for high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,000 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

© 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002 filed with the U.S. Securities and Exchange Commission and which is incorporated herein by reference. In addition to the risks incorporated herein, the company is subject to the following risk: our new strategy of manufacturing and selling our proprietary thermal plates may not succeed. A significant element of our growth strategy is the introduction and growth of our proprietary thermal plate. We have made a significant investment in furtherance of this strategy. Our new product strategy may not proceed as planned and if we do not achieve growth of proprietary thermal plate sales, our financial condition and results of operations could be adversely affected. In addition, we will be relying on a combination of third party manufacturers and possibly our own manufacturing facilities to produce our plate. A production disruption or a quality control failure would adversely affect our customers and adversely affect our financial results. Distributing our plates to customers globally will require a sophisticated logistical infrastructure to ensure timely and efficient delivery. A failure to effectively manage plate delivery and support would cause us to lose customers and this would adversely affect our financial results. We do not assume any obligation to update the forward-looking information contained in this press release.

Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: December 8, 2003